Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES DECLARATION OF QUARTERLY DIVIDEND

Edmonton, Alberta, June 18, 2014 – North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced that its Board of Directors has declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on June 30, 2014.  The Dividend will be paid on July 18, 2014 and is an eligible dividend for Canadian income tax purposes.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca